January 14, 2014

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                             RSP Permian, Inc.

Registration Statement on Form S-1 (File No. 333-192268)

Ladies and Gentlemen:

As representatives of the several underwriters of the RSP Permian, Inc. (the “Company”) proposed public offering of up to 23,000,000 shares of common stock of the Company, we hereby join the Company’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness for 2:00 p.m. (EST) on January 16, 2014, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, we wish to advise you that we have effected the following distribution of the Company’s  Preliminary Prospectus dated  January 7, 2014, through the date hereof:

Preliminary Prospectus dated January 7, 2014:

6,488 copies to prospective underwriters, institutional investors, dealers and others

The undersigned advise that they have complied and will continue to comply, and that they have been informed by the participating underwriters and dealers that they have complied and will continue to comply, with Rule 15c2-8 under the Securities Exchange Act of 1934.

[The remainder of this page is intentionally left blank.]

Very truly yours,

By:	BARCLAYS CAPITAL INC.

By:	/s/ Victoria Hale
Victoria Hale
Vice President

By:	J.P. MORGAN SECURITIES LLC

By:	/s/ Geoffrey Paul
Name: Geoffrey Paul
Title: Executive Director

As Representatives of the several Underwriters

Signature Page to Acceleration Request